Fax

04 JAN -8 AM 7:21

04012083

To:	Securities and Exchange Commission	Fax (to):	001 202 942 9624
From:	Kerin Williams	Date:	05 January 2004
Pages:	4		
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934 File No. 82-34722		

SUPPL

Please find attached two announcements that were made on the London Stock Exchange today.

Yours faithfully

Kerin Williams
Deputy Company Secretary

PROCESSED
JAN 21 2004
THOMSON FINANCIAL

dlw 1/14

LIBERTY INTERNATIONAL PLC 40 BROADWAY LONDON SW1 0BU
TELEPHONE: 020 7960 1200 FACSIMILE: 020 7960 1333 www.liberty-international.co.uk

LIBERTY INTERNATIONAL

VIA FAX

January 5, 2004

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-34722

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the documents: 'Notification of Major Interest in Shares' and 'Additional Listing'

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Kerin Williams at +44 (0) 20 7887 7108.

Yours faithfully,

Kerin Williams
Deputy Company Secretary
Fax : +44 (0) 20 7887 0001
Enclosures

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

SCHEDULE 10 **File No. 82-34722**

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company LIBERTY INTERNATIONAL PLC	**2. Name of shareholder having a major interest** Mrs W D APPELBAUM
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 MATERIAL INTEREST OF THE SHAREHOLDER NAMED IN 2 ABOVE	**4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them** Capital Nominees (Pty) Ltd

5. Number of shares acquired N/A Change in issued share capital	**6. Percentage of issued class**	**7. Number of shares/amount of stock disposed**	**8. Percentage of issued class**

9. Class of security ORDINARY SHARES OF 50 PENCE	**10. Date of transaction** 31/12/03	**11. Date company informed** 31/12/03

12. Total holding following this notification 19,200,000 ORDINARY SHARES	**13. Total percentage holding of issued class following this notification** 5.97%
14. Any additional information	**15. Name of contact and telephone number for queries** KERIN WILLIAMS 020 7887 7108

16. Name and signature of authorised company official responsible for making this notification KERIN WILLIAMS DEPUTY COMPANY SECRETARY
Date of notification 05 January 2004

File No. 82-34722

Additional Listing

Liberty International PLC

Application has been made to the Financial Services Authority and London Stock Exchange plc for a total of 9,074,984 Ordinary shares of 50p each in Liberty International PLC ("new shares") to be admitted to the Official List. It is expected that permission to admit the new shares will be granted on 7 January 2004 and that dealings will commence 8 January 2004.

The new shares are being issued to satisfy the conversion of outstanding Liberty International PLC 6.25% Subordinated Convertible Bonds due 2006.

When issued, the new shares will rank pari passu with the existing Ordinary shares.

Kerin Williams
Deputy Company Secretary
Liberty International PLC

5 January 2004

Fax

04 JAN -8 AM 7:21

Direct Line: 020 7887 7108
Direct Fax:020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 942 9624
From:	John Armstrong	**Date:**	02 January 2004
Pages:	3		

Subject: Liberty International PLC

Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934

File No. 82-34722

Please find attached an announcement that was made on the London Stock Exchange today.

Yours faithfully

John Armstrong
Assistant Company Secretary

LIBERTY INTERNATIONAL

VIA FAX

January 2, 2004

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-34722

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the documents: 'Blocklisting Return'

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact John Armstrong at +44 (0) 20 7887 7064.

Yours faithfully,

John Armstrong
Assistant Company Secretary
Fax : +44 (0) 20 7887 0001

Enclosures

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

SCHEDULE 5

File No. 82-34722

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company	Liberty International PLC
2. Name of scheme	Conversion of 6.25% Subordinated Convertible Bonds due 2006
3. Period of return:	From 1 July 2003 to 31 December 2003
4. Number and class of share(s) (amount of stock/debt security) not issued under scheme	396,147 Ordinary Shares of 50p
5. Number of shares issued/allotted under scheme during period:	396,147
6. Balance under scheme not yet issued/allotted at end of period	Nil
7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	400,000 Ordinary Shares of 50p RA/Liberty International PLC/00010 01 November 2001

Please confirm total number of shares in issue at the end of the period in order for us to update our records

321,778,298 Ordinary Shares of 50p

Contact for queries: Liberty International PLC Address: 40 Broadway, London, SW1H 0BT

Name: John Armstrong Telephone: 020 7887 7064

Person making return Name: John Armstrong

Position: Assistant Company Secretary

TOTAL P.03

Fax

04 JAN -8 AM 7:21

Direct Line: 020 7887 7108
Direct Fax:020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 942 9624
From:	John Armstrong	**Date:**	31 December 2003
Pages:	3		
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934 File No. 82-34722		

Please find attached an announcement that was made on the London Stock Exchange today.

Yours faithfully

John Armstrong
Assistant Company Secretary

LIBERTY
INTERNATIONAL

VIA FAX

December 31, 2003

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-34722

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the documents: 'Conversion of Securities'

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact John Armstrong at +44 (0) 20 7887 7064.

Yours faithfully,

John Armstrong
Assistant Company Secretary
Fax : +44 (0) 20 7887 0001
Enclosures

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

31 December 2003

Conversion of securities

Liberty International PLC 6.25% Subordinated Convertible Bonds due 2006 ("the Bonds") (ISIN GB 0001430353 (Registered Form) and XS 0121985237 (Bearer Form)) – Automatic conversion on Redemption by Trustee

Liberty International PLC announced on 24 November 2003 that it was intending to redeem all, being £57,692,442 in principal amount, of outstanding Bonds on 31 December 2003. Since 24 November 2003, Bondholders have converted £41,395,214 in principal amount of the Bonds, and the Company has purchased for cancellation £15,074,000 in principal amount, leaving £1,223,228 in principal amount outstanding.

Liberty International has now received notice of automatic conversion of the outstanding Bonds from the Trustee for the Bonds, Deutsche Trustee Company Limited, and has notified remaining Bondholders accordingly. The Bonds which are the subject of the Trustee's notice of conversion were converted today, resulting in the issue of an additional 271,828 ordinary shares in Liberty International.

Including the final conversion described above, the issued share capital of the Company has increased since 24 November 2003 by a total of 9,470,527 shares to 321,778,298, an increase of 3.03%.

The proceeds from sale of the shares arising from the automatic conversion by the Trustee, plus interest on the Bonds converted today in respect of the period from and including 30 June 2003 to but excluding the date of conversion, will be paid to the Bondholders concerned as soon as practicable.

Enquiries:
Aidan Smith,
Finance Director Liberty International PLC Tel: +44 (0)20 7960 1200